UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 13 March, 2008

ASX & MEDIA RELEASE
13 MARCH, 2008

GLYCOTEX COMPLETES ENROLMENT IN PHASE IIA STUDY OF LEAD PRODUCT CANDIDATE GLYC-101 FOR WOUND HEALING

Novogen Limited’s US subsidiary, Glycotex, Inc., has made the following announcement:

Rockville, MD – Thursday, March 13, 2008 - Glycotex, Inc. today announced that it had completed patient enrolment in a Phase IIa study evaluating the effect of GLYC-101 on wound closure in patients undergoing carbon dioxide laser skin resurfacing.

The randomised, double-blind, placebo-controlled clinical study in Beverly Hills, California has enrolled 12 patients undergoing laser skin ablation.  In addition to assessing safety endpoints, the study is investigating efficacy endpoints, among them the promotion of wound healing and cosmetic outcomes.

About GLYC-101

GLYC-101is intended to stimulate and modulate the natural cascade of wound healing activities of several cell populations.  The product candidate is a topical gel to be applied directly on the wound surface.  In May 2006, Glycotex completed a Phase II clinical trial of GLYC-101 in Australia, in which GLYC-101 produced a statistically significant rate of wound area reduction versus combined placebo and standard care in patients with chronic venous ulcers.  The results provided proof-of concept and dose-ranging information for GLYC-101.

The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers and diabetic ulcers.

About Glycotex, Inc.

Glycotex, Inc. is a U.S. based development stage biopharmaceutical company focused on discovering and developing therapies intended to accelerate human wound healing and tissue repair across a wide range of human applications.  It has licensed from Novogen Limited certain patent rights and know-how to use and exploit its technology in a wide range of wound healing applications.  Glycotex, Inc. is an 81 percent owned subsidiary of Novogen Limited.  For more information, visit www.glycotexinc.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use.  Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates, costs and delays in the development and/or FDA approval, or the failure of our products to obtain such approval, uncertainties in clinical trial results, our inability to maintain or enter into, and the risks resulting from, our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products, competitive factors, our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business, our inability to operate our business without infringing the patents and proprietary rights of others, general economic conditions, the failure of any products to gain market acceptance, our inability to obtain any additional required financing, technological changes, government regulation, changes in industry practice and one-time events.  We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.